EXHIBIT 99.1

HIGHLIGHTS – THIRD QUARTER 2014

•	Strong operational EBIT despite market disruption and biological challenges.
•	Significant positive contribution from sales contracts.
•	33% increase in harvest volume.
•	Increased cost per kg for harvested fish due to challenging biological conditions and extraordinary mortality.
•	A good quarter for Morpol, whereas VAP Europe sustained losses in the period.
•	First quarter of operations profitable for the fish feed factory.
•	In region Mid in Norway two sites were ASC certified in July.
•	Agreement to buy farming assets with a capacity of 40 000 tons in Chile. The expected harvest in 2015 is 15 000 tons. An important step in the consolidation of the salmon industry in Chile.
•	Net cash flow per share of NOK 0.36 and an underlying EPS of NOK 1.49 in the quarter.
•	Return on capital employed (ROCE) of 19.0%.
•	Net interest-bearing debt (NIBD) of NOK 7 230 million at the end of the quarter.
•	A quarterly dividend of NOK 1.10 will be paid to the shareholders in the form of a repayment of paid in capital.

1)
Excluding change in unrealised gains/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, impairment losses of fixed assets/intangibles and other non-operational items.

2)	Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate – per share.
3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects – per share
4)
ROCE: Annualised return on average capital employed based on EBIT excluding net fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period.

5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2013.)

Operational EBIT amounted to NOK 912 million in the quarter (NOK 793 million). The contribution from Farming was NOK 747 million (NOK 712 million). Sales and Marketing contributed with NOK 144 million (NOK 112 million) from Markets, NOK - 27 million (NOK - 11 million) from VAP Europe and NOK 71 million from Morpol. The new segment Fish Feed had a result of NOK 20 in the third quarter.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 156.5 million, which relates to sea lice mitigation and extraordinary mortality. Refer to Note 6 to the interim financial statements for further details.

EBIT was NOK 1 012 million (NOK 836 million). Unrealized internal margin from sale of feed from Fish Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for the business area Fish Feed, and the elimination is included in EBIT.

Financial items

Total change in fair value of the conversion liability component of the convertible bond, included in other financial items, amounted to NOK - 439 million in the quarter (NOK - 30 million).

Cash flow and NIBD

Cash flow from operations amounted to NOK 875 million (NOK 559 million).

Net Capex was NOK 556 million (NOK 455 million), including gross investments in MH Fish Feed of NOK 200 million and in MH Norway of NOK 139 million.

Dividend of NOK 489 million, adjusted for withholding taxes, was distributed in the quarter.

GUIDING PRINCIPLE	AMBITION	2014 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q3: 19.0% YTD: 21.5%
Solidity	NIBD/Equity ratio below 50%	NIBD/Equity ratio of 50.9%

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

1) MH Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in MH Markets, MH VAP Europe and Morpol is allocated back to country of origin.

The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of NOK - 43 million in the quarter (NOK - 21 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 9 million in Marine Harvest ASA and Marine Harvest Norway respectively.

NOK million	SOURCES OF ORIGIN Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
OPERATIONAL EBIT								
MH FARMING	508	104	29	76	7	23		747
MH SALES AND MARKETING								
MH Markets	66	29	4	26	0	18	1	144
MH VAP Europe	- 18	2	0	0	- 1	0	- 10	- 27
Morpol	68	2	0	0	0	0	1	71
SUBTOTAL	**624**	**137**	**33**	**101**	**6**	**42**	**- 8**	**936**
Other entities [2]							-24	- 24
TOTAL	**624**	**137**	**33**	**101**	**6**	**42**	**- 32**	**912**
Harvest volume (gutted weight tons , salmon)	64 299	13 740	7 052	16 736	2 419	3 086		107 333
Operational EBIT per kg (NOK) [3]	9.71	9.95	4.70	6.06	2.58	13.48		8.72
- of which MH Markets	1.03	2.10	0.59	1.54	-0.11	5.98		1.35
- of which MH VAP Europe	-0.28	0.15	0.00	0.00	-0.25	0.00		-0.25
- of which Morpol	1.06	0.16	0.00	0.00	0.00	0.00		0.66
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	107%	113%	100%	110%		113%		108%
Contract coverage (%)	40%	49%	0%	25%	82%	0%		36%
Quality - superior share (%)	94%	94%	88%	88%	83%	95%		93%
Exceptional items (NOK million) [5]	-118	-13	-5	-6	-4	0	-10	-157
Exceptional items per kg (NOK) [5]	-1.84	-0.98	-0.65	-0.37	-1.83	0.00		-1.46
GUIDANCE								
Q4 2014 harvest volume (gutted weight tons)	66 000	7 000	9 000	15 500	1 500	1 000		100 000
2014 harvest volume (gutted weight tons)	254 000	49 500	29 000	66 500	6 000	9 000		414 000
2015 harvest volume (gutted weight tons) [6]	263 000	63 000	37 000	55 000	10 000	2 000		430 000
Q4 2014 contract share (%)	51%	87%	0%	8%	80%	0%		42%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin

[2] Sterling White Halibut, MH Feed, Headquarter and Holding companies

[3] Excluding Sterling White Halibut, MH Feed, Headquarter and Holding companies

[4] MH Sales and Marketing Price achievement

[5] Exceptional items impacting operational EBIT

[6] Not including Acuinova. Expectation is 15 000 tons in Acuinova in 2015

MARKET OVERVIEW

Industry

Global harvest of Atlantic salmon amounted to 511 000 tons in the third quarter, an increase of 12% compared to same quarter of 2013.

Volumes from Norway increased by 7% compared to the third quarter of  2013 due to a combination of high underlying growth and some accelerated harvesting due to sea lice issues.

Volumes from Chile grew by 28% compared to the third quarter of 2013. The growth during the last periods has been boosted by higher yields per smolt released. The improved performance can mainly be ascribed to the introduction of the sea lice drug Salmosan. The underlying biological situation in the region is however still concerning, and underlying improvements are required to meet sustainability metrics.

Scotland was stable compared to the same period last year, whereas North America grew by 7%. The high growth in the Faroes is driven by a combination of opportunistic harvesting to meet Russian demand and a temporary increase in fish reaching harvestable size.

The high supply growth put a general pressure on market prices during the quarter. Sanctions imposed by Russia caused further disruption to the market whilst trade flows were adjusted to meet the new circumstances.

In the currencies of the market, prices fell by 12% in Europe and by 4% and 19% in Miami and Seattle respectively. The higher drop in the Seattle reference price was due to high availability of wild salmon from Alaska in the quarter.

Consumption in the EU grew by more than 12% in the quarter. The demand was generally strong, and further stimulated by the lowered prices after Russia imposed its sanctions. Consumption in Russia however kept stable despite the sanctions, proving the dynamic character of the global salmon market.

The Faroe Islands and Chile, which were not impacted by the sanctions, directed increased volumes to Russia. The remaining origins had to place higher volumes into the remaining markets.

Demand in the US continued to be strong as consumption increased by 15% compared to the third quarter of  2013. The demand is driven by the introduction of more sophisticated and accessible products in retail combined with the increased awareness of the product’s health benefits. The ongoing development of introducing more sophisticated products is expected to further enforce this trend.

Although underlying demand remained strong, consumption in Brazil was impacted by the increased flow of products from Chile to Russia. The Asian markets also proved very strong in the quarter.

Source: Kontali

Marine Harvest

Geographic market presence

Total salmon revenues in the third quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 69% of the total revenues (65%). As a result of the Russian ban on import of salmon from most European producers Russia’s share of sales has been reduced from 6% to 3% from the third quarter of 2013 to the same period this year.

Sales by product

The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the third quarter:

The main product, fresh whole salmon, represented 50% of total sales revenues (57%), while smoked and value added salmon products (fresh and frozen total) accounted for 41% (32%). The product mix has changed compared to 2013 with higher shares of smoked products due to the inclusion of Morpol.

Branding efforts

In the third quarter we continued our effort to further develop existing brands. Our premium brand Mowi, promoting the unique heritage of the Mowi salmon, was launched in Japan in the quarter. The sales development has been good and our efforts to build the brand continue. Testing of our Olav’s brand, a series of fresh pre-packed salmon with a separate pack of marinade in Belgium and France will commence in the fourth quarter and our efforts to adapt the fish category to the needs of current and future consumers in Europe continue. Our introduction of “Rebel Fish” - a ready-to-prepare new line of fresh, skinless salmon for the microwave oven is progressing. The product has been well received in the US market. Developing this market will take time as consumers need to be introduced to the ease of preparing the product.

Our efforts to grow our sales of ASC certified salmon continues. Seven sites in Norway were ASC certified by mid October.

Price achievement

Strong supply growth contributed to falling prices in the third quarter. The contribution from contracts was positive in the period as contract prices were above the spot price. The Group’s contract share based on harvested volume was 36% in the quarter. The quality of harvested fish improved from the second quarter to a superior share of 93% overall. The price achievement in the spot market was good, with a strong improvement for salmon of Norwegian origin compared to prior quarters in 2014.

* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The combined global price achieved was 8% above the reference price in the period compared to 3% below the reference price in 2013 due to a more favorable contract portfolio and improved quality. The contract shares ranged from 0% for Canadian salmon to 49% for Scottish salmon.

The average price achievement is measured vs reference prices in all markets (NOS for Norwegian and Faroese salmon, derived NOS (NOS + NOK 2.50 in the quarter) for Scottish salmon, and Urner Barry for Canadian and Chilean salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was above the reference price for salmon of all origins.

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

Operational EBIT per kg

Operational EBIT in the third quarter amounted to NOK 624 million (NOK 529 million), which was NOK 9.71 per kg (NOK 9.96). The profitability in the four Norwegian regions shows variation, with Region Mid reporting the best result in the third quarter.

Compared to the third quarter of 2013, a more favorable contract portfolio and improved quality compensated for the reduction in the reference price. Increased sea lice mitigation costs and exceptional mortality reversed the positive price effect, and Operational EBIT per kg thus ended NOK 0.25 per kg down from last year.

Price and volume development

The reference price for Salmon of Norwegian origin fell as expected in the quarter, on the back of an increase in the supply of approximately 7% combined with the Russian ban on salmon imports from Norway. The average reference price in the quarter was NOK 34.35 per kg compared to NOK 39.31 and NOK 37.46 per kg in the second quarter of 2014 and the third quarter of 2013 respectively. The volume available for harvest remained high in the period due to increased stocking and favorable sea water temperatures in the winter and spring in 2014 resulting in accelerated growth. Marine Harvest had a contract share of 40% for salmon of Norwegian origin in the third quarter (42%). The overall price achieved was 7% above the reference price. The decision to enter into fixed price contracts to hedge the exposure to fluctuations in the spot price has contributed to greater stability in profit. The price achievement in the spot market improved compared to earlier quarters in 2014, with reduced challenges on size distribution. The superior share was excellent in the period at 94%, compared to 91% in the third quarter of 2013.

Harvested volume in the third quarter was 64 299 tons gutted weight, compared to 53 066 tons gutted weight in the third quarter of 2013.

Costs and operations

The biological cost of harvested fish increased by 3% compared to the third quarter of 2013. The cost of feed per kg harvested was unchanged compared the corresponding period last year.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The estimated exceptional cost related to sea lice mitigation amounted to NOK 92 million in the third quarter (NOK 32 million).  Year to date exceptional sea lice mitigation costs are NOK 1.27 per kg harvested (NOK 0.60).

Non-seawater costs in the quarter were reduced compared to the same period in 2013, due to increased volume (scale effects), but this was offset by increased mortality costs mainly due to treatment losses in connection with lice treatment. Treating for sea lice is challenging in periods with high sea water temperatures. Exceptional losses amounting to NOK 27 million were recognized in the quarter. Losses from exceptional mortality in the third quarter of 2013 were NOK 9 million.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2013 or 2014, but AGD has been treated for in the period. AGD mitigation efforts have resulted in increased cost for salmon harvested in 2014 up to NOK 0.65 per kg in the most exposed region. The health team and seawater production department are well prepared and take immediate action when needed.

Salmon of Norwegian origin by region

Region South

•	Operational EBIT NOK 80 million in the quarter, NOK 6.67 per kg.
•
The third quarter was challenging due to PD and CMS causing exceptional mortality in the amount of NOK 9 million. In addition, warm seawater temperatures made sealice treatment challenging, and treatment losses in the amount of MNOK 1 were recognized in the period.

•
The generation currently in harvest is a high cost generation due to AGD treatment and mitigation efforts in prior periods. Several sites have tested positive for AGD. One site shows clinical signs of the disease and will be treated.

•	The region harvested only a small volume of Aquaculture Stewardship Council (ASC) certified salmon in the quarter. ASC harvest will commence again in November.

Region West

•	Operational EBIT NOK 213 million in the period, NOK 9.80 per kg.
•	The region is facing increasing lice mitigation costs. Treatment losses resulted in exceptional mortality in the period in the amount of NOK 10 million.
•	The region is cost wise doing well
•	The AGD screening carried out in the third quarter indicated one positive site. Treatment will be carried out.
•	Three sites ASC certified in October

Region Mid

•	The best performing region profit wise in the third quarter with an Operational EBIT NOK 215 million, NOK 11.49 per kg.
•	High volume and a new generation in harvest has contributed to reduced cost per kg for harvested fish.
•	Warm seawater temperatures made sealice treatment challenging, and treatment losses in the amount of MNOK 7 were recognized in the period.
•	Biological concerns with regards to resistance to lice treatments in some areas. High lice levels throughout the region. One site treated for AGD in the quarter.
•	ASC certification of two sites (12 000 tons) completed in July. In the quarter a little more than 2 000 tons of ASC certified salmon was harvested.
•	Good sea water growth – seawater temperatures above normal.

Region North

•	Operational EBIT NOK 116 million in the quarter, NOK 9.76 per kg.
•	The cost of harvested biomass has improved significantly compared to prior quarters after commencing harvest from a new generation.
•	There was no exceptional mortality recognized in region North in the period.
•	The lice pressure in parts of the region is high. Non-medicinal tools tested for removal of sealice with very favourable results.
•	Good seawater growth.

Salmon of Scottish origin

Operational EBIT per kg

Operational EBIT for salmon of Scottish origin amounted to NOK 137 million in the third quarter (NOK 227 million), which was NOK 9.95 per kg (NOK 16.47). The reduction in margin compared to 2013 is a result of lower prices, combined with higher costs. Exceptional mortality losses in the amount of NOK 13 million were recognized in the third quarter.

Price and volume development

The reference price in local currency was down by 25% in the quarter compared to the third quarter of 2013 due to increased Norwegian supply and a strengthening of the GBP towards NOK. Both spot prices and contract prices achieved in the period were above the reference price. The contract share was 49% in the quarter, which is somewhat lower than in the same period last year. The superior share was 94% which is high and in line with the third quarter of 2013 (94%). As a result of the above, the overall price achievement was significantly better than in the third quarter of 2013, and 13% above the reference price in the period (8% below last year).

The third quarter harvest volume was 13 740 tons gutted weight which is the same as in the corresponding period in 2013 (13 777 tons).

Costs and operations

Biological costs for salmon harvested in the period increased by 13% compared to the third quarter of 2013 mainly due to higher sea lice mitigation costs. The feed cost per kg harvested salmon is unchanged from the third quarter of 2013. The cost of medication and other treatment related costs have increased by more than 100% compared to last year due to preventive AGD and lice treatment and mitigation costs.

Non-seawater costs have increased compared to the third quarter of 2013, due to increased well boat and primary processing costs.

The biological situation was challenging also for our Scottish operations in the third quarter. Losses were recorded at several sites as compromised gills from jelly fish and algae, resulted in reduced survival during lice treatments. Exceptional mortality in the amount of NOK 13 million was recognized in the period (no exceptional mortality recognized in the third quarter of 2013). Some of the challenges have continued into October, but lower seawater temperatures will reduce the pressure from water–borne issues (algae and jelly fish) in the fourth quarter.  Sea lice remain the main biological challenge.

The fourth quarter is expected to be a challenging quarter profit wise for our Scottish operations due to biological issues and low harvest volume (negative scale effects).

Salmon of Canadian origin

Operational EBIT per kg

Operational EBIT amounted to NOK 33 million in the third quarter (NOK 67 million), which was NOK 4.70 per kg (NOK 10.92). The reduction in profitability is due to a reduction in the reference price of 19% compared to the third quarter of 2013. The total cost per kg harvested has been slightly reduced from last year.

Price and volume development

The market for fresh whole Canadian salmon has been challenging in the period due to the availability of wild salmon in the market combined with the significant increase in the supply of salmon of both North American and Chilean origin. After a dip in supply in 2013 and the first half of 2014, the supply of North American salmon increased by 7% in the third quarter of 2014 compared to the same period in 2013. In addition, the lack of freezing capacity in Chile has thus far prevented massive diversion of the trade flow from the US to the Russian market (where European salmon, with the exception of Faroese salmon currently is banned). The resulting increase in salmon supply in the US market has been substantial compared to the same period one year ago, which is the driver behind the low market price in the period. At quarter end the price was lower than at the end of the second quarter at USD 2.73 per lb gutted weight (Urner Barry 10-12 lb). This is significantly down from the peak level of USD 4 per lb gutted weight in the beginning of the year. Compared to the third quarter of 2013, the reference price was down by 19%.

The price achievement in the third quarter was in line with the reference price. There were no contracts for salmon of Canadian origin in the third quarter of 2013 and 2014.  The superior share was 88% in the period (89%).

Marine Harvest Canada harvested 7 052 tons gutted weight in the third quarter (6 169 tons). The 2013 volume was low due to reduced smolt stocking in 2012.

Costs and operations

Biological costs for salmon harvested in the period decreased slightly compared to the third quarter of 2013 as the increase in the cost of feed and medication was mitigated by cost reduction in other seawater costs. The feed cost per kg harvested salmon increased by 4% from the third quarter of 2013. The cost of medication has increased substantially also in Canada, but remains significantly lower per kg harvested than in Norway and Scotland.

Salmon of Canadian origin also benefited from positive scale effects in non-seawater costs in the period as the volume harvested increased.

Exceptional mortality in the amount of NOK 5 million was recognized in the third quarter of 2014. The mortality related to an algal bloom affecting three sites. There was no exceptional mortality recognized in the third quarter of 2013.  Exceptional items recognized in the third quarter of 2013 were NOK 4 million and related to discards and claims from Kudoa.

Salmon of Chilean origin

Operational EBIT per kg

Operational EBIT for salmon of Chilean origin amounted to NOK 101 million in the period (NOK 10 million) which was NOK 6.06 per kg (NOK 1.68). Favorable cost development and a significant volume increase are the main drivers for the improved profitability compared to the third quarter of 2013.

Price and volume development

The Urner Barry reference price for Chilean salmon was down by 4% compared to the third quarter of 2013 due to increased supply.  The lack of freezing capacity in Chile has thus far prevented massive diversion of the trade flow from the US to the Russian market (where European excluding Faroese salmon currently is banned). The resulting increase in salmon supply in the US market has been substantial compared to the same period one year ago, which is the driver behind the low market prices in the period. The price achieved for salmon of Chilean origin was 10% above the reference price in the quarter as the prices achieved from spot as well as contract sales were above the reference price. The contract share was 25% in the period (33%). The superior share was 88% which is a significant improvement from first half of 2014 (84%).

Marine Harvest Chile harvested 16 736 tons gutted weight in the third quarter (5 886 tons).

Costs and operations

The cost of harvested biomass in our Chilean operation is currently low as a result of good farming practices and changes in the feeding regime, but the biological development in Chile remains a concern. The sea lice load at the end of the quarter was higher than at the corresponding time in 2013.

The biomass cost has been reduced by 9% compared to the third quarter of 2013. Improvements in the feed conversion ratio has mitigated the effect of increasing feed prices in the feed cost per kg harvested, while good seawater growth has contributed to reduce other seawater cost per kg. Lice mitigation costs have remained stable compared to the same period last year.

The high volume has contributed to lower non-seawater cost per kg (scale effects).  In the third quarter, the full cost per kg for a head on gutted salmon packed in a standard box was approximately USD 4.30, which is down by USD 0.40 per kg from previous quarters in 2014.

We experienced mass mortality at a smolt production unit in the third quarter resulting in exceptional mortality losses in the amount of NOK 6 million. In the third quarter of 2013 exceptional mortality in the amount of NOK 7 million was recognized.

Salmon of Irish origin

Salmon of Irish origin achieved an operational EBIT of NOK 6 million in the third quarter (NOK - 22 million). Operational EBIT per kg harvested in the period was NOK 2.58 (NOK -12.89).

Achieved prices were 5% lower in the third quarter of 2014 than in the same period in 2013. Harvest volume was 2 419 tons gutted weight (1 674 tons).

Exceptional mortality losses in the amount of NOK 4 million due to an algal bloom were recognized in the third quarter (NOK 33 million). AGD management with freshwater treatment continues successfully. Sea lice remain a key challenge.

Salmon of Faroese origin

Salmon of Faroese origin achieved an operational EBIT of NOK 42 million in the third quarter (NOK 7 million). In per kg terms, the Faroese operations delivered an Operational EBIT of NOK 13.48, which is down from the third quarter of 2013 due to reduced spot prices (NOK 20.58).

Harvest volume in the third quarter was 3 086 tons gutted weight (348 tons). The low 2013 figure was a result of the number of sites in operations, resulting in extended periods without harvesting. We have shipped Faroese salmon to Russia in the quarter (43% of the volume harvested in the quarter was sold to the Russian market).

High volume (scale effects) have contributed to reduced cost per kg harvested compared to 2013. Biomass costs have increased due to higher feed cost. In addition, a new third party processing agreement has contributed to increased processing costs.

MH VAP Europe

Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin.

Operational EBIT

Operational EBIT for VAP Europe ended at NOK -27 million in the period (NOK - 11 million). The margin contribution from salmon (mainly salmon of Norwegian and Scottish origin) was NOK -16 million, while the contribution from other species and third party salmon was NOK -10 million in the third quarter. The operational EBIT margin in VAP in the period was -2.3% (-1.0%).

Price and volume development

Marine Harvest VAP Europe’s operating revenues were NOK 1 142 million in the third quarter (NOK 1 034 million).

The average price achieved in EUR was 3.2% higher than in the corresponding period in 2013. Total volume sold in the third quarter was 14 418 tons product weight (14 094 tons). The salmon sales volume has been reduced by 5.6% compared to 2013 on the European mainland. The volume reduction is due to the challenging French market situation. The salmon share of the total volume was 64% in the third quarter of 2014 (62%).  The increase is due to increased sales in the UK.

The recession in the French economy continued in the third quarter affecting protein consumption in general and salmon consumption in particular. Year to date sales of smoked and fresh salmon products are down by 13% and 10% respectively compared to the same period in 2013. In an effort to boost protein consumptions, retailers are becoming more aggressive towards suppliers, which has contributed to margin pressure. The prospects for the French economy for 2014 have been reduced and we expect the French salmon market to remain challenging going forward.

We continue to strengthen category management to grow sales. Our branding efforts continue.

Costs and operations

VAP Europe comprises activities in three areas – fresh, frozen and chilled (smoked), with significant variation in performance.

In our fresh operations, volumes are up by 10% from the third quarter of 2013 mainly related to increased sales of salmon and cod to hard discount stores and food service. Profit wise the third quarter was disappointing for fresh sales due to start up issues when introducing robots in parts of our operations. These issues are now in the process of being solved. The fresh category is also negatively impacted by losses in the UK operations due to low volume. The closure of a processing plant in the UK was executed in the quarter. Operational EBIT for our fresh operations amounted to NOK -15 million in the third quarter.

In the frozen area, significant efficiency and yield improvements have been achieved and the profitability is good. Operational EBIT amounted to NOK 18 million in the third quarter.

In our chilled/smoked operations, the quarter suffered from continued reduction in volume and inefficiencies in operations. The challenging French market situation is affecting the overall sales of smoked salmon. A new turnaround plan for our French chilled operations has been initiated. The identified savings potential is significant and the plan will be implemented by the new manager in charge of our French chilled operations (the former managing director of Morpol France).  Implementation has started, and the financial effects are expected to gradually materialize. Operational EBIT for our chilled operations in the third quarter amounted to NOK – 30 million.

Morpol

Please note that the operational EBIT for salmon in Morpol Processing also is included in the results per country of origin.

Operational EBIT

The performance in Morpol was very good in the third quarter and operational EBIT ended at NOK 71 million. The margin contribution from own salmon (salmon of Norwegian and Scottish origin) was NOK 70 million, while the contribution from third party salmon and other species was NOK 1 million in the third quarter. The operational EBIT margin in Morpol in the period was 7.0%. Morpol was not included in the Group’s figures in the third quarter of 2013.

Price and volume development

Morpol’s operating revenues were NOK 1 014 million in the third quarter. Total volume sold in the period was 10 737 tons product weight. As a result of our sales efforts we have seen a 10% increase in volume sold compared to the third quarter of 2013. We continue to experience volume reduction in the sales of cold smoked products in the French conventional retail markets due the economic recession. Excluding the conventional retailers, we believe the retail market will remain stable going forward. The German market for smoked products is price sensitive and volumes have been reduced in periods with high prices, although there was a rebound in this market in the third quarter. The main driver for volume growth in the quarter was an increase in sales of fresh premium and specialty products.

The salmon share of total volume was 92% in the third quarter of 2014.

We continue to strengthen category management to grow sales. Our branding efforts continue. Our introduction of Morpol’s Admiral brand in the American market has been positive and we will take additional steps to grow these sales in the coming quarters.

Costs and operations

Compared to previous quarters, general efficiency improvements and the increase in volume has contributed to improved operational efficiency and reduced cost per kg produced.  Morpol also benefited from reduced raw material costs in the third quarter.

Feed

Operational EBIT

Operational EBIT for Feed ended at NOK 20 million in the first operational quarter. This is significantly better than the break even result expected at the close of the second quarter. The operational margin in Feed in the period was 3.7%.

Price and volume development

Operating revenues were NOK 539 million in the third quarter. Total volume sold in the period was 55 384 tons, which constituted 45% of the total need for fish feed in our Norwegian farming operations in the quarter. Feed production was ramped up from 4 940 tons in the startup month of June to 22 609 tons in September. The internal price between feed and farming is set at market terms and benchmarked against third party prices. As the biggest buyer of salmon feed globally, Marine Harvest is able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality.   Marine Harvest Fish Feed does not sell feed to third party farming operations.

Costs and operations

The third quarter was the first operational quarter for our feed plant in Norway. Due to delays in commissioning of the feed transportation vessels and some startup challenges, feed has encountered additional costs in the period. One of two feed vessels is now commissioned and the initial production issues have been remediated. Production is now generally running smoothly. The operational capacity already exceeds the planned capacity with       22 609 tons produced in September compared to an annual announced capacity of 220 000 tons. The plant was officially opened on October 15.

The successful startup of our first feed plant is a milestone for Marine Harvest in our effort to be a leader in the three areas fish feed production, farming and value added processing.

PEOPLE – SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety

In the third quarter, the Group recorded 59 LTIs for own employees. The increase from 2013 is 32. The increase is driven by Morpol where there was 34 LTIs in the period. Morpol was not included in the Group’s figures in the third quarter of 2013. Measured in LTIs per million hours worked (rolling average), the figure increased compared to the third quarter of 2013 and ended at 13.6. The increase is due to the inclusion of Morpol.

The absenteeism increased from 3.8% in the third quarter of 2013 to 5.2% in 2014. The increase is due to the inclusion of Morpol.

Awards

Marine Harvest Canada was honoured to receive a Campbell River Chamber of Commerce business distinction award in September.

Marine Harvest Scotland recently collected three separate awards from different organizations including one from the Scottish Council for the Development of Industry -  Excellence in Research and Innovation.

In the competition for the best annual report in Norway (the Farmand award), Marine Harvest was awarded bronze for the 2013 annual report.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2014 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked increased to 13.6. The increase is due to the inclusion of Morpol.
Healthy working environment	Absenteeism < 4%	Absenteeism of 5.2% in the quarter is due to the inclusion of Morpol.

PRODUCT – TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Branding efforts continues

Mowi

Our premium brand Mowi, promoting the unique heritage of the Mowi salmon, was launched in Japan in the quarter. The sales development has been good and our efforts to build the brand continue.

Rebel fish

Our introduction of “Rebel Fish” – a ready-to-prepare line of fresh, skinless salmon for the microwave oven in the US market is progressing. Developing this market will take time as consumers need to be introduced to the ease of preparing the product.

Supreme Salmon

In August we opened a new Supreme Salmon Store in Taipei, Taiwan. The initial response has been very good and the turnover in our stores in the third quarter has more than doubled compared to the second quarter. Our intention is to open additional concept stores as opportunities arises.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2014 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention

Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the third quarter and year to date there have been four escape incidents with a total of 51 lost fish.

Fish health

Infectious Salmon Anaemia (ISA): ISA has re-emerged in the Chilean industry. In the third quarter of 2014 there were no new ISA confirmed sites or suspect sites in the industry. At quarter end there were 27 HPRO positive in the Chilean industry, two of them being Marine Harvest sites. HPRO is the avirulant/non-pathogenic strain of the ISA virus without clinical symptoms.  Marine Harvest supports strict measures to immediately harvest out sites with ISA outbreaks.

Pancreas Disease (PD): There were six sites diagnosed with PD in Norway in the quarter, compared to two in the third quarter of 2013. PD was a cause of reduced survival in region South in the third quarter. There were no new sites diagnosed with PD in Scotland and Ireland in the third quarter of 2014. In Ireland one site was diagnosed with PD in the third quarter of 2013.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. In 2013, the amoeba was also found in Norway. The presence of the amoeba increases with higher seawater temperatures the third quarter is a challenging in this regard. AGD was not a top five cause of mortality in any region in the third quarter, and no exceptional mortality has been recognized in this regard in the period, but treatment has been carried out at several sites. The Group’s health team and seawater production departments take immediate action when challenges arise.

Lice management

Marine Harvest actively works to reduce the sea lice count in all farming units. Farming regions South, Mid, Chile and Scotland reported higher levels of sea lice at the end of September 2014 than at the corresponding time in 2013. High seawater temperatures have contributed to high lice levels. Extensive stocking of cleanerfish has been carried out in Norway and Scotland. Own produced wrasse are working excellent. The lice count in Chile is currently controlled through Salmosan, but remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels.  Marine Harvest Chile continues to work to promote good sea lice practices. Extensive testing of non-medicinal tools is ongoing in collaboration between R&D and Technical and the operating units in Chile and Norway.

Recognition for sustainability reporting

In Seafood Intelligence’s benchmarking study on sustainability reporting, Marine Harvest climbed from the fourth to the third place with the 2013 annual report. Significant progress from the 2012 reporting has been achieved. In addition, the Farmand jury, reviewing annual reports in Norway, noted in their review that the environmental reporting (Planet) in the annual report is extensive and solid and that the link to business unit performance contributed to an overall good understanding of Marine Harvest’s operations and related risks. Efforts to improve our reporting will continue in the 2014 report.

Medicine use

Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the third quarter, the total use of antibiotics corresponded to 31 grams per ton biomass produced compared to 11 grams per ton in the third quarter of 2013. Antibiotics are currently mainly used to treat for Rickettsia (SRS) in Chile.

Additional farms ASC certified

In 2013, we announced our commitment to have 100% of our farms ASC certified by 2020. In July two farms in Norway’s Region Mid were certified, while three farms in Region West were certified early October.

For further information regarding sustainability and biological risk management, reference is made to the 2013 Annual report.

GUIDING PRINCIPLE	AMBITION	Q3 2014 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Four escape incidents and 51 fish lost
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 3.30% which is a slight increase from the third quarter of 2013 due to higher mortality in Norway

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Agreement to acquire integrated farming capacity in Chile

On September 15 Marine Harvest entered into an agreement to purchase assets of the former Chilean farming company Acuinova Chile S.A. The assets represents a capacity to produce about 40 000 tons of salmon gutted weight per year. The asset purchase includes a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility, all located in Chile’s region XI. The biomass included in the deal is expected to generate a harvest volume of about 15 000 tons gutted weight in 2015.

Opening of the feed plant in Bjugn, Norway

The new feed plant in Bjugn, Norway was officially opened on October 15, 2014. The close to NOK 1  billion investment is a milestone project for Marine Harvest in the effort to be a leader in the three areas fish feed production, farming and value added processing.

New Board member

Ørjan Svanevik was in an extraordinary general meeting elected as a new director until the next ordinary general meeting, replacing Tor Olav Trøim in the Marine Harvest ASA Board.

Opening of sales office in Turkey

In August Marine Harvest started selling through a new sales office in Turkey. It is expected that the opening of the sales office will give Marine Harvest a stronger foothold in the region, and over time increase the market share.

Fine imposed by the EU Commission appealed

On 23 July 2014 the EU Commission imposed a fine of EUR 20 million on Marine Harvest for a breach of the stand-still provision in Article 7 (1) of the EU Takeover Directive in connection with Marine Harvest's acquisition of Morpol ASA in 2012/13.

Marine Harvest is of the opinion that the Morpol acquisition was conducted as a public bid for all of the shares in Morpol ASA completed in a series of integrated steps and that the exception in Article 7 (2) of the Takeover Directive thus should apply. Marine Harvest observed the standstill provision set forth in this rule throughout the acquisition period.

As a consequence of Marine Harvest's disagreement with the legal basis for the fine an appeal against the Commission's decision to impose it was lodged with the General Court of the European Union on October 3, 2014. At the same time, Marine Harvest ASA requested an expedited procedure which could lead to the case being heard and the decision being published within 12 months.

Dividend of NOK 1.10 per share

Supported by the strong operating results, a strong forward market and a solid financial position, the Board has decided to pay out a quarterly dividend of NOK 1.10 per share to the shareholders in the form of a repayment of paid in capital.

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The Board is pleased that the targeted strategy of reducing earning volatility paid off during the recent sudden drop in salmon prices. This was primarily achieved through a high degree of sales contracts with long term customers, combined with an increasing share of salmon sold as value added products, with less volatile prices. Furthermore, Marine Harvest has proved less sensitive to regional cost variation due to its geographically well diversified production structure.

The Board is also pleased by being able to add almost 10% to its integrated farming capacity though the recent agreement to purchase farming and processing assets from Acuinova in Chile. Although Marine Harvest is concerned about the medium term sustainability of the Chilean farming industry, the Board remains confident in the long term attractiveness in the region and is encouraged by the gradual introduction of a more well designed regulatory framework. Together with consolidation, this is expected to improve the underlying conditions.

The outlook for the salmon farming industry looks very favorable for the medium and long term due to modest supply growth.  Under these circumstances, Marine Harvest can gradually benefit from unutilized capacity in Chile, Scotland and Canada.

Marine Harvest intends to continue the participation in industry consolidation going forward.

The new feed plant in Norway successfully commenced profitable production during its first quarter of operations. At full capacity, the Norwegian operation is expected to be 60% self-sufficient. The organisation will be fully focused on meeting the operating targets for the coming periods. The investment will be assessed in the first half of 2015 with a view to a possible further expansion in this business area. Fish feed is by far the most important input factor in salmon farming. Through the integration of feed, Marine Harvest expects lower feed costs as well as improved growth, better feed conversion ratio and improved quality of the end product.

The cost trend for the salmon farming industry continues up due to rising input factors and biological issues. Marine Harvest is working across multiple dimensions to improve these conditions, including global R&D projects, transfer of best practice, interaction with regulators and industry initiatives

In the consumer products portfolio, Morpol is well positioned to continue its strong performance during the third quarter. The Board is disappointed by the continued weak performance in VAP Europe. The restructuring programme implemented has not yet yielded the expected results, and the Board will be fully focused on solving the remaining issues during the coming quarters.

After a couple of quarters with high supply growth combined with market disruption, global supply is expected to be limited during the coming periods. Futures prices indicate a significant price increase to about NOK 40 per kg for November and December and to average above NOK 40 per kg during 2015. A quarterly dividend of NOK 1.10 per share will be issued under the authorization granted by the AGM. The dividend will be distributed in the form of paid in capital.

SUMMARY YEAR TO DATE

•	Record high operational EBIT of NOK 3 222 million, which contributed to cash flow from operations of NOK 3 410 million.
•	High salmon prices in the first half of the year, dropping as expected in the third quarter.
•	Record high harvest volume of 313 752 tons compared to 240 393 in 2013.
•	High cost per kg for fish harvested due to more challenging biological conditions.
•	Disappointing result in VAP Europe, due to a challenging French market and high raw material prices.
•	Morpol had a disappointing first half of 2014, but significant improvements made in the third quarter
•	Capex amounted to NOK 1 303 million, including NOK 286 million invested in the feed factory, which commenced operations in June.
•	The sale of the activities at the Shetland and Orkney Islands was completed at a sales price of GBP 122.5 million.
•	Four escapes in Marine Harvest so far in 2014 with a total of 51 lost fish.
•	In April, Marine Harvest made a decision to clean all relevant fish oils used in Marine Harvest fish feed for environmental pollutants.
•	By the end of the third quarter 2014, four Marine Harvest farms have been ASC certified and the Group has secured sales of ASC certified products to major retailers in the European Market.
•	Net cash flow per share NOK 7.11, of which NOK 2.86 was related to net cash received from disposal of assets held for sale.
•	EUR 20 million fine imposed by the EU Commission related to the Morpol acquisition, claiming alleged breach of European Merger control rules. The decision has been referred to the EU courts.
•	Underlying EPS of NOK 5.33.
•	ROCE of 21.5%.
•	NIBD of NOK 7 230 million at 30 September.
•	Convertible bond of EUR 375 million was issued in April, with an annual coupon of 0.875%.
•	Refinancing of bank facilities of EUR 425 million at favorable terms.
•	Russia has decided to prohibit import of seafood products from the United States, the EU, Canada, Australia and Norway for a one-year period.
•
Supported by the strong operating results, the divestment of UK farming assets, a strong forward market and a solid financial position, dividend in the amount of NOK 7.20 per share have been paid out in 2014. Based on the third quarter results, the Board has resolved to pay out a quarterly dividend of NOK 1.10 to the shareholders in the form of a repayment of paid in capital.

OTHER RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2013 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo 21 October 2014
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy - Chairman of the Board	Leif Frode Onarheim - Deputy Chairman of the Board	Cecilie Fredriksen	Michael Parker

Solveig Strand	Ørjan Svanevik	Helène Vibbleus	Lars Erik Hestnes

Stein Mathiesen	Kjellaug Samland		Alf-Helge Aarskog - CEO

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

INTERIM FINANCIAL STATEMENTS	Q3|2014

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q3. 14	Q3. 13	YTD Q3. 14	YTD Q3. 13	2013
Revenue	4	6 214.2	4 303.6	18 650.2	12 469.2	19 199.4
Cost of materials		-3 398.2	-2 075.1	-9 956.9	-6 223.9	-9 998.5
Fair value uplift on harvested fish	5	-1 257.1	-1 062.0	-4 205.2	-2 913.3	-4 323.7
Fair value adjustment on biological assets	5	1 328.1	949.4	3 181.6	3 583.8	6 118.3
Salaries and personnel expenses		- 852.9	- 624.0	-2 373.4	-1 785.2	-2 674.3
Other operating expenses		- 822.9	- 634.5	-2 417.5	-1 774.4	-2 581.9
Depreciation and amortization		- 248.2	- 180.8	- 698.6	- 527.6	- 762.5
Onerous contracts provision		2.9	116.7	149.9	17.6	- 124.7
Restructuring cost		- 5.3	- 0.5	- 49.8	- 238.4	- 272.8
Other non-operational items		0.0	0.0	- 168.2	- 74.4	- 74.4
Income from associated companies		51.4	48.3	94.2	105.4	221.8
Impairment losses		0.1	- 5.2	1.2	- 7.9	- 65.0
Earnings before financial items (EBIT)		1 012.1	835.9	2 207.7	2 631.0	4 661.8
Interest expenses	7	- 136.1	- 166.3	- 399.1	- 445.6	- 640.2
Net currency effects	7	96.5	- 92.3	4.4	- 271.9	- 311.7
Other financial items	7	- 480.9	- 20.4	- 699.9	- 102.1	- 252.4
Earnings before tax		491.6	556.9	1 113.2	1 811.4	3 457.4
Income taxes		- 272.3	- 173.4	- 495.8	- 580.5	-1 026.8
Earnings for the period, continued operations		219.3	383.6	617.4	1 230.9	2 430.6
Profit from discontinued operations, net of tax		- 13.2	0.0	211.9	0.0	91.9
Profit or loss for the period		206.1	383.6	829.3	1 230.9	2 522.5

Other comprehensive income
Change in fair value of cash flow hedges		70.7	80.5	- 39.8	42.8	- 44.3
Income tax effect fair value of cash flow hedges		- 19.1	- 22.6	10.2	- 12.0	13.7
Currency translation differences		- 117.3	138.2	2.4	455.5	630.4
Currency translation differences non-controlling interests		- 6.3	0.2	- 4.4	2.1	4.9
Items to be reclassified to P&L in subsequent periods:		- 72.0	196.3	- 31.6	488.4	604.7
Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.8	0.0	20.8	- 23.5
Other gains and losses in comprehensive income		0.0	1.6	0.0	1.6	0.0
Items not to be reclassified to profit and loss:		0.0	2.4	0.0	22.4	- 23.5
Other comprehensive income, net of tax		- 72.0	198.7	- 31.6	510.8	581.2
Total comprehensive income in the period		134.1	582.3	797.7	1 741.7	3 103.7

Profit or loss for the period attributable to
Non-controlling interests		5.8	- 0.5	3.4	9.8	7.4
Owners of Marine Harvest ASA		200.3	384.1	825.9	1 221.1	2 515.1

Comprehensive income for the period attributable to
Non-controlling interests		- 0.5	- 0.3	- 1.0	11.9	12.3
Owners of Marine Harvest ASA		134.6	582.6	798.7	1 729.8	3 091.4

Basic and diluted earnings per share (NOK)	9	0.49	1.02	2.01	3.26	6.66
Dividend declared and paid per share (NOK)		1.00	1.00	7.20	1.00	2.25

Q3|2014

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	30.09.2014	30.06.2014	31.12.2013	30.09.2013
ASSETS
Licences		6 148.7	6 099.0	6 036.1	6 033.2
Goodwill		2 353.5	2 375.2	2 374.9	2 399.0
Deferred tax assets		123.2	235.7	178.8	196.6
Other intangible assets		154.5	157.7	188.4	163.7
Property, plant and equipment		7 113.8	6 988.7	6 677.2	6 240.9
Investments in associated companies		883.5	817.1	900.4	752.3
Other shares and other non-current assets		146.4	146.8	140.9	95.0

Total non-current assets		16 923.6	16 820.2	16 496.9	15 880.7

Inventory		2 035.8	1 921.5	1 751.1	1 252.4
Biological assets	5	8 614.6	8 132.4	9 536.6	8 155.1
Current receivables		3 448.3	3 518.3	4 277.8	3 019.4
Cash		730.0	1 216.5	606.2	751.2

Total current assets		14 828.6	14 788.7	16 171.8	13 178.1

Asset held for sale		41.0	42.6	1 059.1	1 023.7

Total assets		31 793.2	31 651.5	33 727.7	30 082.5

EQUITY AND LIABILITIES
Equity		14 179.1	14 451.0	16 318.5	12 788.3
Non-controlling interests		14.3	26.3	27.8	302.9

Total equity		14 193.4	14 477.3	16 346.3	13 091.3

Deferred taxes liabilities		3 027.9	3 009.9	3 365.0	2 990.0
Non-current interest-bearing debt		7 952.9	8 187.7	7 710.2	6 417.6
Other non-current liabilities		1 915.8	1 479.0	976.2	1 049.2

Total non-current liabilities		12 896.6	12 676.5	12 051.3	10 456.7

Current interest-bearing debt		6.6	19.0	686.7	2 215.5
Other current liabilities		4 696.7	4 478.7	4 452.9	4 104.4

Total current liabilities		4 703.2	4 497.7	5 139.6	6 319.9

Liabilites held for sale		0.0	0.0	190.5	214.6

Total equity and liabilities		31 793.2	31 651.5	33 727.7	30 082.5

Q3|2014

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2014	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2014	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Comprehensive income
Profit				825.9	825.9	3.4	829.3
Other comprehensive income			-48.9	21.3	- 27.6	- 4.0	- 31.6
Transactions with owners
Share based payment			16.8		16.8		16.8
Effect of business combinations						-12.9	-12.9
Dividends				-2,954.6	-2 954.6		-2,954.6

Total equity 30.09.2014	3 077.9	2 954.6	- 116.1	8 262.6	14 179.0	14.3	14 193.3

2013	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2013	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

Comprehensive income
Profit				2,515.1	2 515.1	7.4	2,522.5
Other comprehensive income			600.4	-24.2	576.2	4.9	581.1

Transactions with owners
Issue of shares	266.6	2,175.6			2 442.2		2,442.2
Share based payment			8.4		8.4		8.4
Dividends				-843.3	- 843.3	-0.4	-843.7
Transactions with treasury shares				0.2	0.2		0.2
Acquisition of non-controlling interests						-74.1	-74.1
Non-controlling interest arising from business combination					0.0	21.0	21.0

Total equity 31.12.2013	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Other equity reserves consists of cash flow hegde reserve, share-based payment reserve and foreign currency transation reserve.

For further information related to share capital, reference is made to note 10.

Q3|2014

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q3. 14	Q3. 13	YTD Q3. 14	YTD Q3. 13	2013

Earnings before taxes (EBT)	491.6	556.9	1 113.2	1 811.4	3 457.4
Interest expense	136.1	166.3	399.1	445.6	640.2
Currency effects	- 96.5	92.3	- 4.4	271.9	311.7
Other financial items	480.9	20.4	699.9	102.1	252.4
Net fair value adjustment and onerous contracts	- 74.0	- 4.1	873.6	- 688.2	-1 669.9
Income/loss from associated companies	- 51.4	- 48.3	- 94.2	- 105.4	- 221.8
Depreciation and impairment losses	248.1	186.0	697.4	535.5	827.5
Change in working capital	- 157.9	- 349.7	- 97.2	- 550.9	-1 748.8
Taxes paid	- 55.1	- 19.7	- 208.5	- 46.5	- 115.5
Restructuring and other non-operational items	- 50.4	- 39.0	38.2	267.7	308.1
Other adjustments	3.7	- 1.7	- 6.9	- 10.2	- 18.3

Cash flow from operations	875.2	559.4	3 410.1	2 033.0	2 023.0

Proceeds from sale of fixed assets	3.9	5.9	37.7	19.1	66.0
Payments made for purchase of fixed assets	- 559.6	- 460.4	-1 302.5	-1 329.8	-1 967.6
Proceeds from associates and other investments	- 48.8	0.6	25.6	225.3	227.0
Proceeds from disposal of held for sale assets	0.0	0.0	1 172.8	0.0	35.1
Purchase of shares and other investments	- 5.4	275.8	- 14.9	- 525.6	- 833.8

Cash flow from investments	- 609.9	- 178.1	- 81.3	-1 611.0	-2 473.3

Proceeds from convertible bond	0.0	- 1.0	3 091.5	2 673.7	2 670.4
Proceeds from new interest-bearing debt	0.0	2.3	434.1	1 252.3	4 125.5
Down payment of interest-bearing debt	- 144.5	- 224.7	-3 408.7	-3 183.5	-5 053.5
Net interest and financial items paid	- 64.5	- 115.7	- 262.1	- 368.8	- 531.3
Realised currency effects	- 55.1	55.0	- 149.9	200.3	246.3
Dividend paid to owners of Marine Harvest ASA	- 489.3	- 201.4	-2 952.6	- 549.2	- 825.3
Dividend paid to non-controlling interests	0.0	0.0	0.0	0.0	- 0.4
Transactions with treasury shares	0.0	0.2	0.0	0.2	0.2

Cash flow from financing	- 753.4	- 485.3	-3 247.7	25.0	631.9

Change in cash in the period	- 488.1	- 104.0	81.1	447.0	181.6

Cash - opening balance 1)	1 029.8	803.7	439.1	246.0	246.1
Currency effects on cash - opening balance	- 12.2	2.8	9.3	9.5	11.4

Cash - closing balance 1)	529.5	702.5	529.5	702.5	439.1

1) Excluded restricted cash

Q3|2014

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION
Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.
This interim report has not been subject to any external audit or review.
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES
All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2013 (as published on the OSE on 30 April 2014 and as filed publicly with the SEC on 30 April 2014). No new standards have been applied in 2014.
The Group has discontinued hedge accounting of interest rate swaps, as they no longer qualify. The cumulative gain on the hedging instrument that has been recognized in other comprehensive income is reclassified from equity to profit or loss, as it is no longer highly probable that the forecasted transactions are expected to occur.
Significant fair value measurements in accordance with IFRS 13:
Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.
Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit.
The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.
Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. Other shares are mainly valued on Level 1 of the fair value hierarchy and based on quoted prices on the Oslo Stock Exchange.
Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 3 in the fair value hierarchy, as some input is unobservable.

Note 3 ESTIMATES AND RISK EXPOSURE
The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting.  All changes in estimates are reflected in the financial statements as they occur.
Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilization and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.
All risk factors are described in the 2013 Annual Report.

Q3|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized in three business areas, Farming, Sales and Marketing and Fish Feed. Farming and Fish Feed are separate reportable segments. Sales and Marketing is divided in three reportable segments, Market, VAP Europe and Morpol.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of feed from Fish Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for the business area Fish Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Farming	Sales and Marketing			Fish Feed	Other	Elimina- tions	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol
Q3. 14
External revenue	193.2	4 010.6	1 083.6	887.6	9.0	17.8		6 201.9
Internal revenue	3 823.7	628.5	58.7	125.9	529.7	33.7	-5 200.3	0.0
Operational revenue	4 016.9	4 639.1	1 142.4	1 013.5	538.7	51.5	-5 200.3	6 201.9
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	12.4	0.0	12.4
Revenue in profit and loss	4 016.9	4 639.1	1 142.4	1 013.5	538.7	63.9	-5 200.3	6 214.2
Operational EBITDA	922.3	150.6	- 4.6	93.4	37.3	- 38.7		1 160.2
Operational EBIT	746.8	144.4	- 26.8	71.3	19.7	- 43.4		912.0
Change in unrealized internal margin feed	0.0	0.0	0.0	0.0	0.0	0.0	- 36.7	- 36.7
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	16.6		16.6
Fair value harvested fish	-1 257.1	0.0	0.0	0.0	0.0	0.0		-1 257.1
Fair value adjustment on biological assets	1 332.1	0.0	0.0	0.0	0.0	- 4.0		1 328.1
Onerous contracts provision	2.9	0.0	0.0	0.0	0.0	0.0		2.9
Restructuring cost	0.0	- 2.5	- 2.8	0.0	0.0	0.0		- 5.3
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0		0.0
Income from associated companies	51.4	0.0	0.0	0.0	0.0	0.0		51.4
Impairment losses	0.0	0.0	- 0.1	0.2	0.0	0.0		0.1
EBIT	876.1	141.9	- 29.7	71.5	19.7	- 30.7	- 36.7	1 012.1

Q3. 13
External revenue	81.7	3 193.2	1 018.5			13.5		4 306.9
Internal revenue	2 965.9	437.3	15.3			48.8	-3 467.3	0.0
Operational revenue	3 047.6	3 630.5	1 033.8			62.3	-3 467.3	4 306.9
Change in unrealized salmon derivatives	0.0	0.0	0.0			- 3.3	0.0	- 3.3
Revenue in profit and loss	3 047.6	3 630.5	1 033.8			59.0	-3 467.3	4 303.6
Operational EBITDA	866.8	115.9	9.1			- 18.5		973.3
Operational EBIT	711.8	112.0	- 10.5			- 20.7		792.6
Change in unrealized salmon derivatives	0.0	0.0	0.0			- 3.3		- 3.3
Fair value harvested fish	-1 062.0	0.0	0.0			0.0		-1 062.0
Fair value adjustment on biological assets	947.3	0.0	0.0			2.1		949.4
Onerous contracts provision	116.7	0.0	0.0			0.0		116.7
Restructuring cost	- 0.5	0.0	0.0			0.0		- 0.5
Other non-operational items	0.0	0.0	0.0			0.0		0.0
Income from associated companies	48.3	0.0	0.0			0.0		48.3
Impairment losses	- 4.7	0.0	- 0.5			0.0		- 5.2
EBIT	756.8	112.0	- 11.0			- 21.9	0.0	835.9

Q3|2014
NOTES TO INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS (continued)

BUSINESS AREAS	Farming	Sales and Marketing			Fish Feed	Other	Elimina- tions	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol

YTD Q3. 14
External revenue	454.6	11 986.2	3 397.2	2 729.2	13.3	52.6		18 633.2
Internal revenue	11 765.0	2 093.3	105.9	358.6	549.8	135.9	-15 008.4	0.0
Operational revenue	12 219.6	14 079.4	3 503.1	3 087.8	563.1	188.5	-15 008.4	18 633.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	17.0	0.0	17.0
Revenue in profit and loss	12 219.6	14 079.4	3 503.1	3 087.8	563.1	205.5	-15 008.4	18 650.2
Operational EBITDA	3 474.5	381.6	8.1	124.1	3.8	- 71.0		3 921.0
Operational EBIT	2 954.0	364.0	- 55.9	57.1	- 13.9	- 82.8		3 222.4
Change in unrealized internal margin feed	0.0	0.0	0.0	0.0	0.0	0.0	- 36.7	- 36.7
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	18.1		18.1
Fair value harvested fish	-4 205.2	0.0	0.0	0.0	0.0	0.0		-4 205.2
Fair value adjustment on biological assets	3 179.2	0.0	0.0	0.0	0.0	2.4		3 181.6
Onerous contracts provision	149.9	0.0	0.0	0.0	0.0	0.0		149.9
Restructuring cost	0.0	- 7.7	- 42.0	0.0	0.0	0.0		- 49.8
Other non-operational items	0.0	0.0	0.0	0.0	0.0	- 168.2		- 168.2
Income from associated companies	94.2	0.0	0.0	0.0	0.0	0.0		94.2
Impairment losses	0.0	0.0	0.2	1.0	0.0	0.0		1.2
EBIT	2 172.1	356.2	- 97.7	58.1	- 13.9	- 230.5	- 36.7	2 207.7

YTD Q3. 13
External revenue	220.3	9 270.0	2 956.8			39.8		12 486.9
Internal revenue	8 509.0	1 274.3	27.0			61.2	-9 871.5	0.0
Operational revenue	8 729.3	10 544.3	2 983.8			101.0	-9 871.5	12 486.9
Change in unrealized salmon derivatives	0.0	0.0	0.0			- 17.7	0.0	- 17.7
Revenue in profit and loss	8 729.3	10 544.3	2 983.8			83.3	-9 871.5	12 469.2
Operational EBITDA	2 527.2	251.9	35.3			- 110.9		2 703.4
Operational EBIT	2 073.6	241.1	- 21.1			- 117.7		2 175.8
Change in unrealized salmon derivatives	0.0	0.0	0.0			- 17.7		- 17.7
Fair value harvested fish	-2 902.9	0.0	0.0			0.0		-2 902.9
Fair value adjustment on biological assets	3 571.7	0.0	0.0			1.7		3 573.4
Onerous contracts provision	17.6	0.0	0.0			0.0		17.6
Restructuring cost	- 0.5	- 32.7	- 205.1			0.0		- 238.4
Other non-operational items	- 74.4	0.0	0.0			0.0		- 74.4
Income from associated companies	105.4	0.0	0.0			0.0		105.4
Impairment losses	- 3.7	- 3.5	- 0.5			- 0.2		- 7.9
EBIT	2 786.8	204.9	- 226.7			- 133.9	0.0	2 631.0

2013
External revenue	500.8	13 130.7	4 280.8	1 264.9	0.0	52.4		19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	0.0	162.6	-14 639.1	0.0
Operational revenue	12 892.3	15 062.2	4 342.4	1 356.7	0.0	215.0	-14 639.1	19 229.6
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	- 30.2	0.0	- 30.2
Revenue in profit and loss	12 892.3	15 062.2	4 342.4	1 356.7	0.0	184.8	-14 639.1	19 199.4
Operational EBITDA	3 623.7	363.0	21.2	97.6	- 22.9	- 107.7		3 974.9
Operational EBIT	3 001.1	346.3	- 57.7	62.6	- 22.9	- 117.1		3 212.4
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	- 30.2		- 30.2
Fair value harvested fish	-4 323.7	0.0	0.0	0.0	0.0	0.0		-4 323.7
Fair value adjustment on biological assets	6 141.7	0.0	0.0	- 30.8	0.0	7.3		6 118.3
Onerous contracts provision	- 124.7	0.0	0.0	0.0	0.0	0.0		- 124.7
Restructuring cost	- 4.3	- 32.7	- 235.7	0.0	0.0	0.0		- 272.8
Other non-operational items	- 74.4	0.0	0.0	0.0	0.0	0.0		- 74.4
Income from associated companies	221.8	0.0	0.0	0.0	0.0	0.0		221.8
Impairment losses	- 6.8	- 9.7	- 40.6	- 7.7	0.0	- 0.2		- 65.0
EBIT	4 830.8	303.9	- 334.0	24.1	- 22.9	- 140.1	0.0	4 661.8

Q3|2014

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on biological assets in the statement of comprehensive income
Q3. 2014	1 059.4	116.6	25.3	89.3	37.5	1 328.1
Q3. 2013	621.1	220.1	45.5	61.5	- 0.5	947.8
YTD Q3. 2014	2 143.5	294.6	199.7	377.2	166.5	3 181.6
YTD Q3. 2013	2 102.0	717.4	475.9	158.1	120.1	3 573.4
2013	4 007.9	999.1	595.1	284.2	218.7	6 105.0

Fair value adjustment on harvested fish in the statement of comprehensive income
Q3. 2014	- 830.4	- 174.6	- 57.0	- 125.2	- 69.9	-1 257.1
Q3. 2013	- 641.8	- 261.2	- 80.8	- 53.6	- 24.5	-1 062.0
YTD Q3. 2014	-2 752.6	- 591.8	- 305.7	- 368.3	- 186.8	-4 205.2
YTD Q3. 2013	-1 858.4	- 636.0	- 286.1	- 29.8	- 103.0	-2 913.3
2013	-2 898.1	- 822.3	- 360.3	- 123.9	- 119.1	-4 323.7

Volumes of biomass in sea (1 000 tonnes)
30.09.2014						268.3
30.06.2014						241.8
31.12.2013						270.3
30.09.2013						255.4

Fair value adjustment on biological assets in the statement of financial position
30.09.2014
Fair value adjustment on biological assets	1 254.2	105.2	111.1	137.4	117.2	1 725.1
Biomass at cost						6 889.5
Total biological assets						8 614.6
30.06.2014
Fair value adjustment on biological assets	1 025.2	162.9	143.3	168.6	154.1	1 654.2
Biomass at cost						6 478.2
Biological assets						8 132.4
31.12.2013
Fair value adjustment on biological assets	1 863.2	398.0	219.0	121.3	141.4	2 742.9
Biomass at cost						6 793.7
Total biological assets						9 536.6

Reconciliation of changes in carrying amount of biological assets
Carrying amount 1.7.2014						8 132.4
Purchases						2 962.9
Change in fair value						1 328.1
Fair value adjustment on harvested biomass						-1 257.1
Mortality for fish in sea						- 119.1
Cost of harvested fish						-2 446.8
Currency translation differences						14.1
Total carrying amount of biological assets as of 30.09.2014						8 614.6

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 2 increase of the salmon price in all markets (fish between 1-4 kg is measured proportonately based on their level of completion).
	218.6	17.4	33.4	52.4	12.5	334.3

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1 14	Q2 14	Q3 14	YTD Q3 14

Sea lice mitigation in MH Norway	61.8	84.6	91.8	238.2
Exceptional mortality in MH Norway	13.1	20.6	26.6	60.3
Exceptional mortality in MH Scotland	0.0	0.0	13.4	13.4
Exceptional mortality in MH Canada	0.0	1.6	4.6	6.2
Exceptional mortality in MH Chile	1.4	0.0	6.1	7.5
Exceptional mortality in Other	0.0	0.0	14.0	14.0

Exceptional items in operational EBIT	76.3	106.8	156.5	339.6

The note summarizes elements affecting Operational EBIT and Cost of goods sold (mortality and lice mitigation costs) in the Statement of Comprehensive income that management considers exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

Q3|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 7 FINANCIAL ITEMS

NOK million	Note	Q3. 14	Q3. 13	YTD Q3. 14	YTD Q3. 13	2013

Interest expense		-136.1	-166.3	-399.1	-445.6	-640.2

Currency effects on interest-bearing debt		198.5	-126.1	196.4	-402.1	-528.5
Currency effects bank, trade receivables and trade payables		-64.4	13.7	-66.1	68.0	105.7
Gain/loss on short-term transaction hedges		-38.3	8.4	-110.3	1.5	46.6
Realized gain/loss on long-term cash flow hedges		0.7	11.7	-15.5	60.7	64.5
Net currency effects		96.5	-92.3	4.4	-271.9	-311.7

Interest income		3.9	6.6	20.1	15.2	25.0
Gain/loss on salmon derivatives		-2.1	0.8	1.4	3.3	3.9
Change in fair value of financial instruments		-43.7	-10.5	39.5	-43.3	46.3
Change in fair value conversion liability components	8	-439.1	-30.0	-757.4	-218.7	-516.1
Change in fair value other shares		0.5	12.9	1.5	11.8	60.8
Dividends and gain/loss on sale of other shares		-7.5	0.1	-8.5	133.4	134.9
Net other financial items		7.1	-0.4	3.5	-3.8	-7.1
Other financial items		-480.9	-20.4	-699.9	-102.1	-252.4

Total financial items		-520.5	-279.0	-1,094.5	-819.6	-1,204.4

Note 8 CONVERTIBLE BONDS

NOK million
	Statement of financial position			Statement of comprehensive income
	Non-current interest- bearing debt	Conversion liability component 2013-bond	Conversion liability component 2014-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition
EUR 350 mill 2013-bond	2 267.1	378.0
EUR 375 mill 2014-bond	2 554.2		486.4

Subsequent measurement
Recognized 2013
Interest and currency effects	270.8			- 92.7	- 222.0
Change in fair value of conversion liability component		182.9				- 182.9
Net recogized 2013				- 92.7	- 222.0	- 182.9
Recognized 2014
Q1 and Q 2 2014
Interest and currency effects	114.1			- 92.4	- 59.9
Change in fair value of conversion liability component		269.4	48.8			- 318.2

Q3 2014
Coupon interest				- 23.1
Amortized interest	44.7			- 44.7
Currency effects	- 193.1				193.1
Change in fair value of conversion liability components		179.6	259.5			- 439.1
Net recognized end of period 2014	5 057.8	1 009.9	794.7	- 160.2	133.2	- 757.3

Sensitivity analyses conversion liability component:
	NOK million	2013-bond	2014-bond
A 10% increase in share price		1,296.8	1,024.1
A 10% increase in exchange rate EUR/NOK		818.6	648.2
A 0.50% point increase in interest rate		1,043.8	830.5

Marine Harvest ASA issued an EUR 375 million convertible bond April 24. 2014, with a coupon interest of 0.875%. The bond matures in 2019 at the nominal value of EUR 375 million or can be converted into shares at the holder's option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.
The carrying amount of the debt liaibility component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Note 9 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.
Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes.
The conversion liability components on the 2013 and 2014 convertible bonds were "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.
Average diluted number of shares is affected by the share price bonus call options to senior executives.

Q3|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 10 SHARE CAPITAL

	No of shares	NOK million	Share capital	Share premium
Share Capital
Issued at the beginning of 2014	410 377 759		3 077.9	2 954.6

Share capital end of period	410 377 759		3 077.9	2 954.6

				Cost
Treasury Shares
Treasury shares at the beginning of 2014	40 970			2.8

Treasury shares end of period	40 970			2.8

Note 11 SHAREHOLDERS

Overview of the major shareholders at 30.09.2014
Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	105 572 531	25.73%
Folketrygdfondet	39 387 148	9.60%
Clearstream Banking S.A.	14 500 742	3.53%
State Street Bank and Trust CO.	11 150 212	2.72%
CITIBANK, N.A.	10 705 898	2.61%
DNB NOR Bank ASA	7 422 206	1.81%
Geveran Trading Co Ltd	5 444 072	1.33%
Verdipapirfondet DNB Norge (IV)	4 914 410	1.20%
State Street Bank & Trust CO.	4 674 017	1.14%
Skandinaviska Enskilda Banken AB	4 543 545	1.11%
JPMorgan Chase Bank, N.A	4 375 514	1.07%
The Northern Trust CO.	4 256 037	1.04%
Statoil Pensjon	3 854 886	0.94%
Euroclear Bank S.A./N.V. ('BA')	3 308 289	0.81%
Verdipapirfondet DNB Norge Selektiv	3 021 413	0.74%
Danske Invest Norske Instit. II.	2 877 779	0.70%
KLP Aksje Norge Indeks VPF	2 776 865	0.68%
KLP Aksje Norge VPF	2 600 001	0.63%
Framar AS	2 600 000	0.63%
The Bank of New York Mellon	2 588 740	0.63%
Total 20 largest shareholders	240 574 305	58.62%
Total other	169 803 454	41.38%
Total number of shares 30.09.2014	410 377 759	100.00%

Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has TRS agreements relating to 7 million shares in Marine Harvest ASA. The expiration of the TRS agreements is December 3 2014. The exercise price on the agreements is NOK 82.8311 per share.

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)